400 – 1818 Cornwall Avenue, Vancouver, British Columbia, Canada V6J 1C7

Tel: (604) 732-6124    Fax: (604) 874-6124

June 7, 2012

Via EDGAR

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 2561

Washington, D.C. 20549

Re:	lululemon athletica inc.
Form 10-K filed for Fiscal Year ended January 29, 2012
Filed March 22, 2012
File No. 001-33608

Dear Ms. Jenkins:

This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the oral comment provided by Steve Lo on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended January 29, 2012 (filed March 22, 2012, File No. 001-33608) (the “Form 10-K”). The Company hereby confirms that, in its future filings, it will make reference to “income from operations before general corporate expense”, as opposed to “net income”, in its segment discussion of its “Income from Operations” (such as appears on page 33 of the Form 10-K).

The Company appreciates the Staff’s attention to the review of the Form 10-K. Please do not hesitate to contact the undersigned or John E. Currie, the Company’s Chief Financial Officer, at 604-732-6124, or Michael Hutchings, Esq. of DLA Piper LLP (US), our outside counsel, at 206-839-4800, if you have any questions regarding this letter.

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Letter to SEC

June 7, 2012

Sincerely,

Christine Day Chief Executive Officer lululemon athletica inc.

cc:	Mr. Steve S. Lo (SEC Division of Corporate Finance)
Ms. Melissa N. Rocha (SEC Division of Corporate Finance)
Mr. John E. Currie (lululemon athletica inc.)
Mr. David Negus (lululemon athletica inc.)
Mr. Michael Hutchings (DLA Piper LLP (US))